Exhibit 99.1
3Q 2022 Operating Results of Shinhan Financial Group

On October 25, 2022, Shinhan Financial Group released its operating results for 3Q 2022. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2022	2Q 2022	QoQ Change (%)	3Q 2021	YoY Change (%)
Revenue*	Specified Quarter	24,323,275	18,660,281	30.35	14,076,788	72.79
	Cumulative	56,952,710	32,629,435	-	36,796,086	54.78
Operating Income	Specified Quarter	1,666,141	1,749,201	-4.75	1,603,877	3.88
	Cumulative	5,321,293	3,655,152	-	4,979,773	6.86
Income before Income Taxes	Specified Quarter	2,165,747	1,812,542	19.49	1,544,408	40.23
	Cumulative	5,909,373	3,743,626	-	4,918,780	20.14
Net Income	Specified Quarter	1,617,809	1,339,910	20.74	1,141,807	41.69
	Cumulative	4,378,323	2,760,514	-	3,637,683	20.36
Net Income Attributable to Controlling Interest	Specified Quarter	1,594,559	1,320,429	20.76	1,115,665	42.92
	Cumulative	4,315,372	2,720,813	-	3,559,444	21.24

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2022	2Q 2022	QoQ Change (%)	3Q 2021	YoY Change (%)
Revenue*	Specified Quarter	16,293,294	11,530,699	41.30	8,351,177	95.10
	Cumulative	35,298,159	19,004,865	-	19,560,952	80.45
Operating Income	Specified Quarter	1,235,953	1,110,126	11.33	1,019,527	21.23
	Cumulative	3,509,921	2,273,968	-	2,887,931	21.54
Income before Income Taxes	Specified Quarter	1,235,404	1,098,923	12.42	1,019,240	21.21
	Cumulative	3,511,794	2,276,390	-	2,851,006	23.18
Net Income	Specified Quarter	909,610	820,137	10.91	759,461	19.77
	Cumulative	2,593,042	1,683,432	-	2,130,545	21.71
Net Income Attributable to Controlling Interest	Specified Quarter	909,438	819,953	10.91	759,266	19.78
	Cumulative	2,592,483	1,683,045	-	2,130,149	21.70

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2022	2Q 2022	QoQ Change (%)	3Q 2021	YoY Change (%)
Revenue*	Specified Quarter	1,532,493	1,326,007	15.57	1,170,573	30.92
	Cumulative	4,005,746	2,473,253	-	3,297,460	21.48
Operating Income	Specified Quarter	196,446	258,068	-23.88	227,493	-13.65
	Cumulative	688,345	491,899	-	723,248	-4.83
Income before Income Taxes	Specified Quarter	206,145	317,410	-35.05	230,072	-10.40
	Cumulative	761,293	555,148	-	727,385	4.66
Net Income	Specified Quarter	175,795	236,995	-25.82	171,871	2.28
	Cumulative	589,322	413,527	-	539,583	9.22
Net Income Attributable to Controlling Interest	Specified Quarter	174,955	236,760	-26.10	171,550	1.98
	Cumulative	587,661	412,706	-	538,734	9.08

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		3Q 2022	2Q 2022	QoQ Change (%)	3Q 2021	YoY Change (%)
Revenue*	Specified Quarter	2,525,233	2,392,300	5.56	2,291,654	10.19
	Cumulative	7,154,819	4,629,586	-	4,923,373	45.32
Operating Income	Specified Quarter	114,180	180,045	-36.58	129,239	-11.65
	Cumulative	501,394	387,214	-	270,700	85.22
Income before Income Taxes	Specified Quarter	119,004	173,963	-31.59	126,632	-6.02
	Cumulative	495,363	376,359	-	249,805	98.30
Net Income	Specified Quarter	92,042	125,152	-26.46	92,830	-0.85
	Cumulative	369,567	277,525	-	185,054	99.71
Net Income Attributable to Controlling Interest	Specified Quarter	92,042	125,152	-26.46	92,830	-0.85
	Cumulative	369,567	277,525	-	185,054	99.71

* Represents operation revenues on financial statement

* The accumulative figures of the previous year did not include net income of Orange Life, a corporation that was dissolved due to the merger on July1, 2021. Orange Life recorded net income of 216.8 billion won in the first half of 2021 before the merger and the accumulative net income of Shinhan Life and Orange Life for the first half of 2021 were 391.6 billion won.